Exhibit A

CERAGON NETWORKS LTD.

NOTICE OF 2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AUGUST 25, 2005

Notice is hereby given that the 2005 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Thursday, August 25, 2005 at 10:00 a.m., at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel for the following purposes:

(A)	To amend the Articles of Association of the Company in order to permit indemnification of directors and office holders of the Company to the fullest extent permitted by law;

(B)	To amend the Company’s indemnification agreements with each of its directors and officers;

(C)	To re-elect Ms. Yael Langer to serve on the Board of Directors of the Company;

(D)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor, and to authorize the Company’s Audit Committee, which has been delegated this function by the Board of Directors, to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered;

(E)	To approve the Company’s directors and officers liability insurance policy for the period of July 9, 2005 through and including July 8, 2006;

(F)	To review and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2004; and

(G)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on July 18, 2005 are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged promptly to complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to one of the joint holders named in the Register of Shareholders in respect of the shares.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

By Order of the Board of Directors,

ZOHAR ZISAPEL	SHRAGA KATZ
Chairman of the Board of Directors	President and Chief Executive Officer

Dated: July 20, 2005

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares”), of Ceragon Networks Ltd. (“Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2005 Annual General Meeting of Shareholders. The Meeting will be held on Thursday August 25, 2005 at 10:00 A.M., at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

SOLICITATION OF PROXIES

It is proposed that at the Annual General Meeting, resolutions be adopted as follows: (a) to amend the Articles of Association of the Company in order to permit indemnification of directors and office holders of the Company to the fullest extent permitted by law; (b) to amend the Company’s indemnification agreements with each of its directors and office holders; (c) to re-elect Ms. Yael Langer to serve on the Board of Directors of the Company; (d) to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor, and to authorize the Company’s Audit Committee, which has been delegated this function by the Board of Directors, to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered; (e) to approve the Company’s directors and officers liability insurance policy for the period of July 9, 2005 through and including July 8, 2006; and (f) to transact such other business as may properly come before the Meeting or any adjournment thereof. Additionally, at the Meeting, the shareholders will be provided with the opportunity to review and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2004 (this item will not involve a vote of the shareholders).

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If specification is made by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

The Company currently is not aware of any other matters which will come before the Meeting. If any other matters come before the Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about July 25, 2005 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, electronic mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on July 18, 2005 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. As of July 18, 2005, the Company had 26,210,345 Ordinary Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Ordinary Shares conferring in the aggregate 33.3% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 31, 2005, all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares and the number of Ordinary Shares so held.

The information contained herein has been obtained from the Company’s records, or from information furnished by the individual or entity to the Company. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements which would, at a subsequent date, result in a change of control of our company.

Total shares beneficially owned in the table below include shares that may be acquired upon the exercise of options that are exercisable within sixty (60) days. The shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group. Each of our directors who is also a director or officer of an entity listed in the table below disclaims ownership of our Ordinary Shares owned by such entity.

Unless otherwise noted below, each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares (1)

Zohar Zisapel (2)	3,326,886	12.7%
Yehuda Zisapel(2)	2,838,000	10.9%
Kern Capital Management, LLC(3)	3,442,800	13.3%
HarbourVest International Private Equity Partners III -
Direct Fund, L.P. (4)	1,409,175	5.4%

(1)	Based on 25,951,673 Ordinary Shares issued and outstanding as of March 31, 2005.
(2)	Yehuda Zisapel and Zohar Zisapel are brothers.
(3)	Robert E. Kern Jr. and David G. Kern are principals and controlling members of Kern Capital Management, LLC, which has its address at 114 West 47th Street, Suite 1926, New York, New York 10036.
(4)	The sole general partner of HarbourVest International Private Equity Partners III-Direct Fund, L.P. is HIPEP III-Direct Associates L.L.C., the managing member of which is HarbourVest Partners, LLC. The address of HarbourVest is One Financial Center, Boston, Massachusetts 02111, U.S.A. The members of HIPEP III Direct Associates L.L.C. and HarbourVest Partners LLC may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by HarbourVest International Private Equity Partners III-Direct Fund, L.P. Such members disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 of the Exchange Act.

ITEM A

AMENDMENT OF ARTICLES OF ASSOCIATION

The Company’s Articles of Association allow it to indemnify any office holder to the fullest extent permitted under the Israeli Companies Law, 5759-1999 (the “Companies Law”), provided that the nature and extent of the indemnification conforms to the provisions of the Companies Law and that the indemnification is approved as required by the Companies Law.

The Company has entered into agreements with each of the Company’s directors and officers to insure and indemnify them against certain types of claims, subject to certain limitations (the “Indemnification Agreements”). These agreements were approved by the Company’s Audit Committee, Board of Directors and shareholders as required by the Companies Law.

In March 2005, the Companies Law was amended. Among the provisions affected were those relating to indemnification of directors and office holders. In light of these amendments, the Board of Directors believes that it would be desirable to amend the provisions of the Articles of Association in order that the Company be permitted to continue to indemnify its directors and office holders to the fullest extent permitted by law.

The Company’s Board of Directors approved, subject to the approval of the Company’s shareholders, an amendment to the Articles of Association that would replace the current indemnity provisions with provisions that conform to the Companies Law as recently amended.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on this matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 70(c) of the Articles of Association of the Company be amended and restated to provide as follows:

“(c)	Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

“(i)	a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

“(ii)	reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

“(iii)	reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

“The Company may undertake to indemnify an Office Holder as aforesaid, (aa) prospectively, provided that , in respect of Article 70(c)(i), the undertaking is limited to ~~categories of~~ events which in the opinion of the Board of Directors ~~can be foreseen~~ are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (bb) retroactively.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM B

AMENDMENT OF INDEMNIFICATION AGREEMENTS

At the Annual General Meeting of Shareholders held on September 24, 2003, the shareholders ratified and approved the Company’s undertaking to enter into the Indemnification Agreements. In light of the amendments to the Companies Law described in Item A and the desirability of continued indemnification of the Company’s directors and officers, the Company’s Audit Committee and Board of Directors have approved an amendment to the form of the Indemnification Agreement as set forth below, subject to the approval by the shareholders of the amendments to the Articles of Association proposed in Item A. Except as set forth below, the form of the Indemnification Agreement will remain identical to that approved by the shareholders in September 2003.

Under the Israeli Companies Law, the indemnification of directors requires the approval of our Audit Committee, followed by our Board of Directors and then by our shareholders.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on this matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Section 1 of the form of Indemnification Agreement approved by the shareholders on September 24, 2003 be amended and restated to provide as follows:

“1.	Subject to the conditions set forth in Section 9, and pursuant to the other terms and conditions in this Letter of Indemnification, the Company hereby undertakes to indemnify you to the maximum extent permitted by law for:

“1.1	any financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court, in respect of any act or omission (“Action”) taken or made by you in your capacity as a director, officer and/or employee of the Company; ~~and~~

“1.2	reasonable litigation expenses, including attorney’s fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

“1. ~~2~~ 3	all reasonable litigation expenses, including attorneys’ fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of criminal intent in which you are convicted, all in respect of actions taken by you in your capacity as a director, officer and/or employee of the Company.

“The above indemnification will also apply to any Action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a ‘Subsidiary’) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as a director or observer results directly from the Company’s holdings in such company (an ‘Affiliate’).”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM C

ELECTION OF DIRECTOR

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than five and not more than nine directors, unless otherwise determined by resolution of the Company’s shareholders.

Directors are to be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting, in person or by proxy, and voting on the election of directors. Beginning with the Annual General Meeting of Shareholders in 2004, the directors of the Company (other than its external directors as required by the Companies Law) were divided into Class I and Class II directors. Ms. Langer’s initial term as a Class I director is expiring at this Annual General Meeting, and it is proposed that she be re-elected. If re-elected, Ms. Langer will then serve for a term ending on the date of the Annual General Meeting in 2008. It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for re-election of Ms. Langer. If Ms. Langer should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why Ms. Langer, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Ms. Langer.

The following is a brief biography of Ms. Langer, based upon the records of the Company and information furnished to it by her.

Yael Langer has served as a director of our company since December 2000. Ms. Langer served as our general counsel from July 1998 until December 2000. Ms. Langer is general counsel and secretary of RAD and other companies in the RAD-BYNET group. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd. Ms. Langer has an LL.B. from the Hebrew University in Jerusalem.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Yael Langer is re-elected to the Board of Directors for a term ending on the date of the Annual General Meeting in 2008.”

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM D

RE-APPOINTMENT OF INDEPENDENT AUDITOR

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2005. Kost Forer Gabbay & Kasierer has no relationship with the Company or with any affiliate of the Company except as auditor and, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believe that such limited non-audit function does not affect the independence of Kost Forer Gabbay & Kasierer. The shareholders will also be asked to authorize the Audit Committee to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the independent auditor of the Company for the fiscal year ending December 31, 2005, and to authorize the Audit Committee to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered.”

The Audit Committee and the Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM E

APPROVAL OF COMPANY’S DIRECTORS AND OFFICERS LIABILITY INSURANCE
POLICY FOR 2005

The Companies Law and our Articles of Association authorize the Company, subject to shareholder approval, to purchase an insurance policy for the benefit of our directors and officers for liability by reason of acts or omissions committed while serving in their respective capacities as directors or officers of the Company.

The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of a director or officer for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the Company and is otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly; (c) an act or omission done with the intent to unlawfully recognize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

Under the Israeli Companies Law, the insurance of directors requires the approval of our Audit Committee, followed by our Board of Directors and then by our shareholders.

Our Audit Committee and Board of Directors have approved the purchase of a directors and officers liability insurance policy from Admiral Insurance Company and Navigator Insurance Company for the period commencing on July 9, 2005 and ending on July 8, 2006. The coverage under the policy is up to $10 million, the premium paid by the Company is approximately $130,000 and the Company retention for each securities claim under the policy is a maximum of $250,000. The shareholders are being asked to approve the purchase by the Company of such insurance coverage for the benefit of our directors.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the purchase of a directors and officers liability insurance policy from Admiral Insurance Company and Navigator Insurance Company for the period commencing on July 9, 2005 and ending on July 8, 2006, with aggregate coverage of $10 million, for the benefit of all Company directors and officers that may serve from time to time, is hereby approved.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM F

REVIEW AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Auditor’s Report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2004 are enclosed for shareholder review and consideration together with the Notice and Proxy Statement for the Meeting. The Company will hold a discussion with respect thereto at the Meeting. This item will not involve a vote of the shareholders.

ITEM G

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Annual General Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

ZOHAR ZISAPEL	SHRAGA KATZ
Chairman of the Board of Directors	President and Chief Executive Officer

Dated: July 20, 2005